Exhibit 4.9

LOAN AGREEMENT

THIS LOAN AGREEMENT (this "Agreement") dated this 31st day of October, 2006

BETWEEN:

David Kokakis (the "Lender")

OF THE FIRST PART

AND

Edulink, Inc., Mega Media Group, Inc. of 1122 Coney Island Avenue, Brooklyn, NY

11230

(the "Borrower" and "Issuer")

OF THE SECOND PART

IN CONSIDERATION OF the Lender agreeing to restructure certain loans (individually and collectively the "Loans") to the Borrower, and the Borrower repaying the an to the Lender, both parties agree to keep, perform and fitlfili the promises and conditions set out in this Agreement:

Loan Amount & Interest

1.	The Lender has lent to the Borrower the following

a.  $68,000.00 Per Loan Agreement Dated June 28th, 2006
b.  $43,000.00 Per Loan Agreement Dated August 2"a , 2006

c.  $165,000.00 Per Loan Agreement Dated September 8th, 2006
d.  $168,500.00 Per Loan Agreement Dated September 2 th, 2006

The total combined amount of the Loan to date is $444,500.

Due to the inability of the Borrower to repay the Loan on a timely basis and with the acceptance of the Lender the following are the new renegotiated terms of the combined Loan.

Payment

2.
The Borrower agrees to repay to the Lender the entire amount of the an by no later than October 31St, 2007, at such address as may be provided in writing, with interest payable on the unpaid principal at the rate of 9.00 percent per annum, calculated yearly not in advance.

3.	The Borrower reserves the right to request pre-payment of the Loan, or any portion of it, at anytime with 30 days notice to the Lender.

Stock Conversion Agreement

4.
The Lender has the right at anytime prior to repayment of the Loan in full by the Borrower to convert the Loan, or any portion of it, into the common stock of the Borrower at $0.30 thirty cents per share, at which time Borrower will promptly deliver certificates for the converted shares to Lender.

5.
Lender and Borrower each have the full power and authority to enter into this Stock Conversion Agreement and this will constitute the legal, valid and binding obligation of Lender and Borrower enforceable against each party in accordance with its terms.

6.
If Lender exercises the conversion into the Shares for investment purposes only and for Lender's own account, not as nominee or agent, and Lender has no present intention of selling, transferring or otherwise distributing or disposing of the Shares or granting any interests therein.

7.
Lender has had the opportunity to meet with management of Issuer and ask questions about the terms and conditions of this offering and the operations, business, finances, properties and prospects of Issuer and all such questions have been answered to the satisfaction of Lender. Lender has received all the information that such Lender considers necessary or appropriate for deciding whether to purchase the Shares.

8.
Lender is an investor in securities of companies in the development stage and such Lender is able to fend for itself or himself, can bear the economic risk of an investment in the Shares, and has such knowledge and experience in business and financial matters that such Lender is capable of evaluating the merit and risks of the investment in the Shares.

9.
Lender is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"), a copy of which Rule is attached hereto as Exhibit A.

10.
Lender is aware that the Shares have not been registered under the Act. The Shares cannot be sold, transferred, pledged or otherwise distributed by Lender unless a registration statement registering the Shares under the Act has been filed with the Securities and Exchange Commission and has become effective or unless the Shares are sold or otherwise distributed in a transaction in respect • of which Issuer has previously received an opinion, satisfactory to Issuer, stating that such registration is not required.

11.
Issuer may prevent transfer and registration of transfer of the Shares unless Issuer shall have received an opinion from counsel satisfactory to it to the effect that any such transfer would not violate the Act of the applicable laws of any state.

12.	In the event of conversion Issuer shall cause each stock certificate evidencing the Shares to bear the following legend:

"These securities have not been registered under the Securities Act of 1933, as amended (the "Act"). These securities may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to such securities under such Act or an opinion of counsel satisfactory to the Company that such registration is. not required."

Default

13.
Notwithstanding anything to the contrary in this Agreement, if the Borrower defaults in the performance of any obligation under this Agreement, then the Lender may declare the principal amount owing and interest due under this Agreement at that time to be immediately due and payable.

Governing Law

14.	This Agreement will be construed in accordance with and governed by the laws of theStateofNewYork.

Costs
15.
All costs, expenses and expenditures including, without limitation, the complete legal costs incurred by enforcing this Agreement as a result of any default by the Borrower, will be added to the principal then outstanding and will immediately be paidbytheBorrower.

Assignment
16.
This Agreement will pass to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of the Borrower and Lender. The Borrower waives presentment for payment, notice of non-payment, protest,andnoticeofprotest.

Amendments
17.	This Agreement may only be amended or modified by a written instrument executedbyboththeBorrowerandtheLender.

Severability
18.
The clauses and paragraphs contained in this Agreement are intended to be read and construed independently of each other. If any part of this. Agreement is held to be invalid, this invalidity will not affect the operation of any other part of this Agreement.

General Frovislons

19.
Headings aze inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine mean and include the feminineandviceversa.

Entire Agreement
20.	This Agreement constitutes the entire agreement between the parties and there are no further items or provisions, either oral or otherwise.

IN WITNESS WHEREOF, the parties have duly affixed their signatures under hand and seal on this 31" of October, 2006.

By:	/s/ David Kokakis
David Kokakis

Edulink, Inc., Mega Media Group, Inc.

By :	/s/ Aleksandr Shvarts
Aleksandr Shvarts